Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES

LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10-K/A and Anthem’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

The following is a transcript from Anthem and WellPoint’s joint presentation on May 6, 2004:

ANTHEM, INC. AT MORGAN STANLEY SECOND ANNUAL GLOBAL

HEALTHCARE UNPLUGGED CONFERENCE

MAY 06, 2004

CALL PARTICIPANTS

• LARRY GLASSCOCK	Anthem, Inc., Chairman, President and CEO

• DAVID COLBY	WellPoint, CFO

PRESENTATION

UNIDENTIFIED SPEAKER: Good afternoon, everyone. And thank you for joining us here at the Anthem WellPoint breakout session, the unplugged conference here at Morgan Stanley. We’re delighted to have with us, David Colby as well as Larry Glasscock. Thank you, guys, for coming.

I have to let that there are some disclosures outside about personal holdings. I have none. And from relationships, you can get them at the foyer.

I want to make this really interactive. But if you guys have questions, if you have issues, just raise your hand. And we really want to make sure that we get a lot of activity out of the participants in the room as well.

I’d like to start off by talking about the merger. And one question I probably didn’t prepare you with is how are the merger integration plans going? And where do you see this deal in terms of your expectations and with all your task forces?

LARRY GLASSCOCK: Well, Christine, first of all I think, in a few words, things are going very well. David is on the Integration Steering committee. And I’ll ask him to give you some color here. But we have formed 27 teams that are actually working on the integration. We probably have about 800 people in both companies that we’ve actually trained to work on those teams. They are in the process of making their various presentations to the integration steering committee. And I would say things are going extremely well.

As we’ve talked about, publicly we expect $250 million in synergies. The vast majority of that is cost based. What we guided is to expect about $50 million in synergies in the second-half of this year, assuming we get a mid-year close, $175 million in ’05, and then the full $250 in ’06. And everything I’ve seen tells me that we’re very much on target to make that happen, and hopefully do better.

DAVID COLBY: And I would just echo those comments. I think that when you look at the synergies of this deal, certainly the easy ones to score are the administrative and expense synergies. And I think the task forces will be on line to get that.

And I think those are important synergies to get. We’ve set it as a very high priority because we did say that we needed to get those synergies to make this deal accretive, in the mid single-digit range too, for Anthem shareholders. Take a 15-percent growing company, and at least for 2005, 2006 grow to 20 percent per year.

Where I still come out, and I still believe when you listen to what’s going on in the transition teams is we have a lot of operational synergies, that I think will help us compete in the marketplace better. Some of the products that we’ve come out with in the individual and small group market for certain targeted individuals like the Young Invincibles and early retirees, I think we can export and share some of those with Anthem counterparts. I think some of their experience with the national accounts segment will jump-start our states such as California, Georgia and Missouri where there are a number of Fortune 500 companies.

And I’m particularly impressed in our specialty products, where for us, the earnings there have been growing faster than our health plans. The percentage of our net income that comes from specialty products is about twice what Anthem’s is, because we’ve been in that business for a longer period of time. I think combining those specialty products will help us grow in the top line.

It’s always hard to quantify those synergies, because these are not two companies that have had stalled growth, that this is all of a sudden going to make us grow again, because we are probably two of the fastest-growing companies that just will have an opportunity to continue that momentum, and maybe grow a little bit more. So I think if you ask me three years from now whether this deal was a success, certainly getting $250 million of synergies is important and a priority. But the real business will be, are we more competitive in the marketplace, and we have maintained or improved our position?

UNIDENTIFIED SPEAKER: Now you’ve had some time to go through each of the companies with your integration teams, are there emerging opportunities that you can see that maybe you didn’t feel like you could quantify at the time you announced the deal, because you hadn’t done as much digging and going through. Can you talk about that?

LARRY GLASSCOCK: Well again, I’ll let David comment, because he’s in these meetings every—I guess we do them every Thursday or Friday. And I have a chance to go through all of their results as well. As you get more and more people looking at issues, you get more and more ideas. And we’re in the process of really quantifying what all those ideas mean. But I think what I’ve seen, David, is on the order of 300-plus sort of initiatives. And we want to make sure that we focus on those that really are of the most meaning, because we don’t want to over-commit the change without getting any appreciable advantage in doing that. But again, I think we’re coming up with some very good results.

DAVID COLBY: Yes, I think as in any integration, we have done quite a bit of work, to try to quantify the $250 million of synergies. It’s not like we pulled the number out of the air. There was some real thought behind it, and I think we validated much of it. Some of them didn’t come out quite as high as we thought, while others exceeded. And I think we are on track. But we do have a lot of interesting ideas, some just in the areas of things like customer service, where we could do it better. How do you quantify the fact that we may be able to reduce answer time, or improve first-call resolution? Hopefully, again that will help us compete better in the marketplace. Overall, we’ll have a better product for our customers.

UNIDENTIFIED SPEAKER: This is a consolidating industry. And I’m going to look forward a little bit, even beyond this merger. How long do you think it will take you to integrate the WellPoint Anthem entities? And if something compelling were to come along, at what point might you be able to act on this?

LARRY GLASSCOCK: Well first, let me just say I think my estimate is that this is going on at a rate exactly as we expected. So I’m very pleased with the way the teams are working, very pleased with the idea that I see. I think what’s very important to our transaction is that there’s no big-bang systems conversion. And that’s really, I think, quite important.

So we’re going to, as you would want us to do, as I think our investors would want us to do, we’re very focused on making sure we do this integration right. So that’s where our energy is. I think we will do it well. We have both, I think, very good track records of having integrated other acquisitions very well. And we’ll see where that takes us. I think we’ll be in good shape in pretty short order. And then if something were to surface that made sense for our shareholders, we would take a very serious look at it.

DAVID COLBY: I agree with that. I mean, this integration process that you laid out is probably a two-year period of time to really get the companies integrated, and it is not on an even basis. It’s not 50 percent after the first year, and 50 percent after the second. It’s probably more 80%, 20%. And therefore, if I had my choice, and which we don’t have when it comes to merger opportunities, I’d like to probably wait a year. But that being said, I think we have the resources, depending the type of deal and infrastructure, where we could do something sooner. It’s just in my mind, everything is on a risk-adjusted rate of return. And the sooner I have to do something after the merger, the more risky it is. Thus a better economic return would be needed, that I think our shareholders would be entitled to for taking a little bit more risk.

UNIDENTIFIED SPEAKER: OK. Is there a time period for which you wouldn’t even consider?

DAVID COLBY: Well, the first six months they’re going to be pretty intense, so I think.

LARRY GLASSCOCK: Does that mean people will be looking at us in seven months. But the fact is, I mean these are not things that are easy to predict.

UNIDENTIFIED SPEAKER: No, I understand that.

LARRY GLASSCOCK: Yes. The fact is we’re going to be, as I said, very focused on getting this done well. I believe it’s going to go very well, based on the work that I’ve seen, and our commitment to doing it right. So I don’t know whether it’s six months, a year or whatever. I just want to make sure that when an opportunity presents itself, that strategically, if it makes sense for our shareholders, that we have an opportunity to consider it.

UNIDENTIFIED SPEAKER: Do you have a question?

UNIDENTIFIED SPEAKER: Yes. I just wanted to get a little more detail, if you will, about this system conversion, and how many systems you have now for claims processing and customer service. And how many have you done? And what is sort of the approximate phase-down schedule that you have for that? This is an area where you obviously know that many companies have had tremendous problems, even when they’re not doing a merger. So I think this is a very important subject.

LARRY GLASSCOCK: Yes it’s very important. Let me speak to Anthem for just a minute, and I’ll let David speak to the WellPoint part of it. We, at Anthem, are 97 percent on what we call our systems of choice. As all of our strategy has been to get to a system of choice within each of our regions, and also to have a system highly customizable to address the national accounts market.

So where Anthem started was essentially with 14 claims systems. And we’ve been able, as I said, to take that down to four plus Nasco, which we use for national accounts.

If you look at WellPoint’s case, and I’ll let David talk about this, we’re very excited about the technology that they’re using, because it’s a strategy that we’ve employed as well, which really doesn’t require that you go in and change all of the underlying claims systems.

So I’ll let David talk about the bus, or the middleware, and how that’s really going to, I believe, position us very well for the future without having to retire all these underlying claims adjudication engines.

DAVID COLBY: I’ll see if I can explain it. It’s easier sometimes in a diagram. If you look at a system, and people sort of think you have a system, and it’s just one system. A managed-care system is a collection of multiple systems. There’s a membership system. There’s a billing system. There’s a medical-management system. There’s a customer-service system. There’s a claims and adjudication system. All that packaged around, usually what you could think of as a system.

Some of those have very direct impact on the customer, like customer service. What we’ve done historically for our acquisitions is usually keep in place the claims and adjudication systems which are the robust, high-processing, mainframe type of applications. We don’t want to touch that. You never win an account because of how well you pay a claim. You can lose an account if you don’t pay it correctly. It’s hard to distinguish yourself. So, we’ve kept those in place.

What we do is, we then take these legacy systems, and through what’s called middleware, sort of we call it a bus, we will speed data from all the legacy systems up to this middleware. And then on top of the middleware, we would have enterprise-wide solutions, the easiest one being medical management. Right now at WellPoint we are on a single medical management system. A nurse in Georgia is looking at the exact same screen that a nurse or doctor in California or Missouri is looking at. No difference. They don’t know that it’s actually being fed from data from different legacy systems. It allows us to share work back and forth. We could have people in Georgia, if they were licensed in California, do work there.

We do the same thing for customer service. Our e-commerce applications again all run off of this middleware, and are not attached directly to the legacy systems. This allows us to get a lot of the economies of scale through having uniform processes, being able to share work in call centers from if we have wild fires in California that closed one call center, we’ll just transfer the calls to Columbus, Georgia. And that’s capable of being done as people in Columbus use the same customer service workbench that the people in California would use.

So I always ask them, “What’s your definition of a system,” because I could say for a lot of our systems, we’re on a single system. But we do have a number of legacy claims operations. Over time, what we do is ultimately you’d like to narrow those down because you do get some cost savings once you retire or decommission those legacy claims and adjudication systems. And over time we have. What we will start doing for what might have been a legacy system in Wisconsin or Missouri, you just slowly start renewing all the new business on a different adjudication system. The people who do a process in claims don’t see it, because they see the same customer service workbench. And eventually you wind up with so little volume on the legacy system, you just croak that system, and you don’t have to go through a conversion process.

So we think that is a model that is very popular in other financial services companies. It’s not brand-new technology that nobody’s ever done. It’s sort of a fast follower of what other people have done, and it’s a very low-risk. And yet we get all the rewards of being able to have common data. We have one enterprise, one data warehouse. An actuary in California sees the exact same data, with the same data definitions, from Georgia, Missouri, Texas or California. So when we’re able to do reserves, or look at pricing, we use the same types of guidelines throughout. What generates the data is slightly different, but the data you look at, and the format and the definitions more importantly, are identical throughout.

UNIDENTIFIED SPEAKER: Would you say this bus is robust and scalable enough to handle the additional load that’s going to be placed on it when you bring the two companies together?

DAVID COLBY: The question is, is the bus robust enough? I mean this is not new technology. This is handled by many financial services companies that do millions more transactions than we do. And it is very scalable. It’s just like, I equate it like a sewer pipe. All you’re doing is going widen the diameter of it. And you upgrade it and do it.

It’s also not a totally dissimilar strategy to what Anthem has done historically. They have the same middleware. Their e-commerce applications work off a middleware-type of application. So they’re not making every touch point into legacy systems too. So it is not a unique concept. We probably take it a little bit further.

LARRY GLASSCOCK: Yes. And as you put our IT leadership together, this is a strategy, I think, they both would articulate that we are headed to. So this is, I think, going to be very effective for our company.

UNIDENTIFIED SPEAKER: Can we switch gears and talk a little bit about medical-cost trends? Why don’t we start with Anthem. You had about a nine-and-a-half percent rolling 12 month medical-cost trend in the first quarter. And since that rolling number had been higher in previous quarters, I assume that the first quarter year-over-year in the quarter was lower than the nine-and-a-half and you are guiding for the full year of nine-and-a-half, ten.

Is the message here the cost could accelerate? Or is the message just that you see cost trends remaining in the same range?

LARRY GLASSCOCK: Yes, we’re seeing a pretty stable trend, Christine. I think, if you look at the pieces, parts in terms of inpatient, and all of these trends, some are on the lower end of what we’ve guided to. Others are on a little bit of the higher end of what we guided to. But the important thing is that we’re within that range. And we happen to be toward the lower end of the range.

But if you look at in-patient, for example, we’re running right at 10 percent rolling 12 months. In terms of out-patient, we’re at about 11 percent. And in-patient, again, is lower than where it was, but it’s at the high end of the range. The professional fees running—I’m trying to remember—maybe eight-and-a-half. So each of these is within the range that we have given investors.

So I think, as I said, at the moment we’re at the lower end of the nine-and-a-half to ten-and-a-half range. We’re seeing those trends holding pretty steady in some segments. We’ve got a little bit of an up tick, for example, in pharmacy, but again, right where we thought we’d be.

UNIDENTIFIED SPEAKER: It looks like you have good visibility as you price for correct ’05 prices?

LARRY GLASSCOCK: We believe we have very good visibility. We’re doing as we always have, making sure we’re pricing to cover trend. And again, we’ve got lots, I believe, lots of visibility.

UNIDENTIFIED SPEAKER: And you expect visibility even going into ’05 as you renew accounts?

LARRY GLASSCOCK: Well, we haven’t guided ’05 yet. And we’ll, this is something that we literally look at every single day, because we’ve got a very robust set of data every single day.

UNIDENTIFIED SPEAKER: OK.

And, David, why don’t you talk about the cost trends at WellPoint?

DAVID COLBY: I think we guided that this year we thought that the rate of increase—I wish the costs were going down—but the rate of increase won’t be quite as high as it was last year, and down from an 11-percent range to probably just into single digits. I think we remain fairly comfortable with that assumption going forward. Major components of the reduction are a little bit better management and more aggressive both in terms of utilization and unit costs on outpatient services. And we continue to have some benefit in the pharmaceutical area, where some of our generic initiatives impact PPIs and such.

So again, I think we’re also in the mode that we think that we have pretty good visibility. Again, you’ve got to remember, I mean I always say it makes shareholders nervous. But as good as we are, we’ve never gotten trend right. We probably do it a lot better than others. And again one of the things that we always talk it about at WellPoint, in the late 90s when medical costs were going up, was the fact that we don’t have 60 to 70 percent of our book of business pricing in January. We only have a little bit over 30 percent in the first quarter of our insured book of business. And that is pretty even, by quarter. And that allows us to constantly stay on top of it, and constantly monitor it so we have predictability in terms of performance. And it’s critical when rates are going up, that you stay on top of it. And it gives us a great deal of stability.

Last year I wish we did price 60 to 70 percent of our book of business based on a January estimate, because of the way things came down. But you also notice that as we adjusted going down, our enrollment started picking up toward the end of the year too. And that’s a trade off. When you price accurately, it helps you with your business.

LARRY GLASSCOCK: Yes. Again, I just want to reinforce what David said. Having that book of business spread out over the year is an incredible advantage. And our renewal percentages are not unlike WellPoint’s. We’re at 35 percent in the first quarter. We’re about 20 percent in the second quarter, 30 percent in the third, because we have a lot of municipality business that renews like July 1, and then about 15 percent in the fourth quarter.

So again, when you’re constantly looking at that latest data, you’ve got business coming up.

UNIDENTIFIED SPEAKER: OK.

Question from the audience.

UNIDENTIFIED SPEAKER: Can you, both of you, talk a little bit about how your negotiations with the people you negotiate with, the rate increases, how that’s evolved and changed over the last few years, particularly as we’ve gone through an economic down turn?

And also, how have you been able to change the way you interact with your the suppliers, the medical cost transition is what we’ve been talking about, and particularly on the prescription drug benefit? Are the particular areas where you can focus on to drive bigger savings, in primary care perhaps? You had alluded to PPIs. Is that, to a very large extent, being offset by the surge in the launch of new very expensive medications in oncology and special medicines?

LARRY GLASSCOCK: Well let me begin on the customer and negotiation of rates, and what behaviors are they exhibiting. First of all, as you can appreciate, with the increase in medical trend, and therefore the need for rising rates, companies have, I believe, looked very hard at these rates of increase. I think what’s happened is that you not only see the HR people at the table today, when you’re talking about rates, but you’re often seeing the CFOs and, depending on the size of the company, sometimes the CEOs. These are very important costs to them, and increasing well above inflation.

So what employers are doing, and it often varies by size, is looking for ways to reduce that premium. And you’ve heard us talk in the past about the buy-down rate. Most of that buy-down, to this point, ahs been centered around increasing the deductibles and changing the co-pays, getting the employee more engaged in the price of services at the point of service.

Our buy-down rate has been on the order of maybe 250 basis points or so. As time has gone on here, I think employers will look more and more at some of these other options. I think what’s been interesting to date, as much talk as there’s been about consumer-directed products, the fact is there’s still less than two million Americans enrolled in those products, about 1.6 million, roughly.

But I think that level of interest is going to continue. It’s going to be hard to tell how deep it really gets. But as we’re bidding on business, having those consumer-directed products, which we do, is sort of an absolute minimum to make sure that you’re at the table in the first place. So we’ll continue to present them to clients as we have been. And I think it remains to be seen how much those are going to be bought going forward.

UNIDENTIFIED SPEAKER: Just to clarify a comment—Larry, a buy-down of 250 basis points excludes small groups?

LARRY GLASSCOCK: That’s right.

UNIDENTIFIED SPEAKER: It’s just large groups. We’re seeing much bigger buy-downs, I think, on the small-group side, accordingly, I think you could probably both agree with that?

LARRY GLASSCOCK: Right.

DAVID COLBY: I think also to answer your question on how that tone has changed with hospitals, I’m a big believer in the pendulum theory of things. They go in waves. In the early ‘90s when health inflation was running 18 percent, what you saw was our customers’, employers, weren’t going to take it any longer. And they started moving from indemnity to PPO, from PPO to HMO, smaller-network products. They wanted us to get costs down. And so, we beat the hell out of doctors and hospitals, and got medical inflation down to low-single digits. When medical inflation was not an issue, then access to care became an issue. During the early ‘90s hospitals and pharmaceutical companies were the bad guys. Then when medical inflation wasn’t an issue, hospitals and pharmaceutical companies were the good guys and we were the bad guys. You started seeing patient’s bill of rights legislation, because we were the ones telling the people what doctor or hospital they could go to, or such.

And now medical inflation is picking back up. And the hospitals are back in the cross hairs along with the pharmaceuticals, because now we’re sort of the good guys trying to protect the affordability of health care. It wasn’t very many years ago, four years ago, where if we were going into hospital negotiations, one of their strategies was, “Take it to the front page of the newspaper,” because they were the good guys. And certainly the community would support them and their required rate increases, because medical inflation wasn’t an issue.

Today, no hospital wants to be on the front page of newspaper saying they ought to be getting rate increases much greater than what inflation is. And so, I think that’s helped in terms of the tone in terms of negotiations. That coupled with some abusive practices by companies like Tenet, that not-for-profits don’t want to be lumped in that, or with charge structures.

So I think it’s become different. And I think our customers now are focused again on their rising medical costs. And I don’t think they want us to go back to the old managed-care heavy utilization, heavy managed care. But you’re seeing we have a lot more contracts with hospitals and physicians that are reward-based on quality. You have lower complication rates and better care of the members.

More of our employers like those contracts, and want us to do more of them. It is a big, selling point for us. I know Anthem has some very good programs with hospitals, rewarding quality. And health care is the one industry where generally, if we can get better quality with our providers, it will be lower cost, because there will be fewer complications, fewer morbidities.

LARRY GLASSCOCK: Just one last comment on the consumer. And I know we need to move on to the next question. But we have spent a lot of time making sure that we increase the spread between our least expensive versus most expensive products. So we really redesigned things in a way that, hopefully, it’s more and more affordable. And one of the many, many things that’s very attractive about Anthem and WellPoint coming together is, the robustness, really, of the products that exist within both companies that’s going to give us a chance to, I believe, be out there with even more options for the consumer.

UNIDENTIFIED SPEAKER: Yes, another question from the audience?

UNIDENTIFIED SPEAKER: Without asking me to explicitly handicap it, if you thought it was maybe very likely, or very unlikely, the proposal in California, to require, I guess, certain hospitals to make their charge masters public, and, therefore changes and such, and would that, if it were to happen, help you in any way in terms of, levels of visibility? My understanding is, right now, they don’t have to even, even through contracts with payers, they don’t necessarily have to make that known when they change their charge master.

DAVID COLBY: That does vary. There’s no law that says that they have make changes, to their charge master available to us. Obviously, most contractors, if we have any that are on a percentage of bill charges, we’d have to get some sort of notification of it so we know how to pay claims under our claims systems. But generally we stay away from that.

In terms of the bill that’s being proposed, which is really all centers around, a fight involving Calpers and a provider, I don’t give it a high probability for passing. But it is creating a lot of public scrutiny. And again, it’s back to this tone of where, four years ago, it would have run on the front page of the local newspaper saying that Calpers wasn’t paying enough to provide quality care to members, and that the community would rally around and support the provider. People are concerned about rising costs. And they want accountability regarding your rates.

UNIDENTIFIED SPEAKER: In the broader sense, have you seen, same, lesser or greater level of transparency in terms of your providers with their various sort of charge structures, be it California or elsewhere?

DAVID COLBY: The question is, are we seeing a trend toward more transparency. And I guess what I would say is what the trend is moving away from usually a default payment mechanism with a percentage of billed charges. And I think uniformly, since hospitals don’t like to give us control over their charge master, which I, having been a hospital guy, understand. Our position is, well that’s fine but, it’s not a contract if we don’t, have control over what the pricing is for that period of time that we are contracted. And so I think you’re just seeing more and more trend of moving away from, anything that’s based on a percentage of billed charges, more to fee schedules, case rates, per diem rates, and other types of mechanisms where you do know when you have a contract what the contract rate is. I mean I always use the example, what good is getting a 50 percent discount on charges if they can double what they charge us the next day? Then I haven’t gotten a discount.

LARRY GLASSCOCK: And both of us have spent a great deal of time, obviously, in this area. Our contracting methods really are as follows. Our DRGs represent about 50 percent of our methodology, or 50 percent of the facilities we contract with, hospital facilities. About 30 percent or so would be per diems. And we’re down, now, close to 20 percent in terms of discount-off charges. So it’s a methodology that both of us have been moving away from.

In the outpatient setting, that is becoming much more fee oriented as opposed to discount-off charge oriented. In some of our geographies we’re a little further along than others. But again, that is the direction that we’re headed.

UNIDENTIFIED SPEAKER: OK.

UNIDENTIFIED SPEAKER: In a question you mentioned that we’re moving slowly over time towards outcomes-driven healthcare. That’s always been the Holy Grail in the industry. Maybe you could put a timeframe on that, especially as it takes changing doctor behavior.

And then the second question I have is regarding the cycles in the industry. The cycles would certainly be muted regarding capital if the industry all became dividend payers. Am I just too hopeful on that?

LARRY GLASSCOCK: Do you want to take the first one?

DAVID COLBY: You can take it, and I’ll add.

LARRY GLASSCOCK: OK.

In terms of outcomes, we’ve spent a lot of time working with our hospitals in particular in defining quality measures. And we have talked a good bit about this. In our Midwest operation, for example, we have roughly 350 hospitals that are very much quality driven. There’s a very extensive quality survey that goes to them, which they complete. We report back their results for not only their hospital, but against the peer group. So there’s a lot of visibility for them in this area of outcomes.

What we have begun to do in the last few years is to tie more reimbursement to the quality measure. So I think we’re making some real progress there. Right now, we have about 14,000 physicians that we’re contracting with, based on quality measures. I think it’s going to evolve over time but I wouldn’t say we’re going to get there overnight.

DAVID COLBY: I think we’re doing very much the same thing. We were I think, the first company in California that changed HMO compensation totally away from anything having to do with utilization, days-per-thousand, to quality metrics in terms of things that were really important. I mean what percentage of your diabetic patients are in a diabetic management program? What percentage of your asthmatics, are in? Service levels, what do our members think in terms of the quality of service that you provide, in terms of access to, MD time, is there adequate parking at your office in terms of access. And can I get an appointment within a reasonable period of time?

And I think that’s catching on more and more, because there is an awful lot that we can do if we can drive behavior the right way. I mean we’ve mentioned many times that, given eight percent of our members incur 70 percent of our costs, and we know that seven out of eight of those members that are in that high category, come from about 20 percent of our members who have chronic conditions. I can show you very definitive data that both Anthem and WellPoint have that shows, we can almost show a reduction in cost of a diabetic member by almost 25 percent if they would take personal responsibility for managing, their diabetes. We have trouble getting 20 percent of our diabetic members to sign up for a program that is a win-win for everybody. And we now are expanding that to try to get the employers to help work on that, and the doctors to have an incentive, along with us trying to send information to members who have those conditions, to try to get them to do the right thing.

So I mean there’s lots of opportunities. We can control a lot of that 70 percent of our cost that are consumed by those chronic utilizers.

LARRY GLASSCOCK: On your second question on dividends—I think as we’re going to cash flow together roughly, what $2.5 billion. So this company generates an awful lot of cash. And we are focused on the three or four places that that really goes to work. The very first being to continue to invest in our business so that we can grow in the future. And that’s going to continue to be very, very important to us.

I think the second area is around making sure that we’re utilizing that capital in terms of any potential affiliations that make sense for our shareholders. So we want to make sure that we’ve got the firepower to be able to continue to be in the market if, and when that makes sense for our shareholders.

And then in terms of the third avenue is to make sure that we’re rewarding our investors in a way that is appropriate. And that can be, obviously, a few ways. One is share buy-backs and dividends is another. So as we pull the new board together, we will talk about our capital plan. We’ll review that in the context of our overall strategic plan. And over time then, the board will make some judgments about what makes sense.

UNIDENTIFIED SPEAKER: Another question?

UNIDENTIFIED SPEAKER: Yesterday in a session, there were comments that disease management was very hard to assess the return on investment for. And you just touched on disease management and the challenges of getting chronic patients to sign up and be responsible. Can you talk about how you evaluate outsourcing that, or developing it internally, and how you evaluate the return on investment equation for that?

DAVID COLBY: Well, the way we look at outsourcing is that—I mean there’s no proprietary, unique, aspect. If you wanted to know how to treat a diabetic member, you go on the web site for the American Academy of Endocrinologists. And there’s no proprietary secret to keeping a diabetic member healthy. It is a level of focus in the program around a multidisciplinary approach. And our approach to those members has changed over time. I mean the early model of it was working with the doctors to try to keep primary-care physicians, who may not be totally current, on the whiz-bang current state of diabetic management, up to speed to manage their patients, our members.

But we found that that didn’t work too well, because the doctors were awfully busy treating the affects of diabetes as opposed to helping, manage that condition. So we went to more of an RN model where, it was the RN was sort of a healthcare model that then tried to handle it.

And what we found was, using that game plan, you sort of wound up treating every member with diabetes the same. And people aren’t the same. Some people are what I call sponges. If they have diabetes, they want information. They want to know everything there is to know about it. And if there is anything they have to do to stay healthy they’ll do it. On the other end of the extreme you have sort of the ostriches that want to put their head in the sand, and figure that they could get hit by a bus too, so why, make major lifestyle changes. And the intervention to those two different types of diabetic members is very different.

And so now you see our programs are multidisciplinary. The RN is still sort of the head coach of this team. But we have behavioral psychologists, now, involved. We have nutritionists, physical and exercise therapists trying to develop more customized plans. And web-based tools help people monitor progress, so they feel good about what they’re doing in terms of managing it.

We’ve decided to keep, for most of the major disease categories in-house, because we have enough diabetic members. We have enough members with asthma to do the major disease management.

I think the area where we might look at outsourcing is for more of the esoteric types of diseases where you get into ALS, diseases like that which we don’t enough to establish whole programs around. But certainly there is a benefit for even members with those types of conditions to have those care managed.

And actuarially we can track it. I mean we do look at—we can identify, our diabetic members through a diagnosis. And we can track what the average cost per member is for those that are in the program versus, those that have not signed up for the program. What you can’t really track is, for those who signed up in the program, how aggressively are they actually, personally, managing it. That’s always subject to interpretation.

LARRY GLASSCOCK: I’d add, I think the models for assessing the value of these programs have, at least in our own shop, advanced—and WellPoint’s as well—has advanced very significantly over the last couple of years. I think the rigor that we’re bringing to really assessing whether these programs are making a difference has increased substantially.

With regard to in sourcing, outsourcing, we let that be a decision, of the regional President. And they go through a methodology that we’ve asked them to assess. And it’s their call on what they think makes the most sense. We have a very substantial disease management company as part of Anthem now, HMC, which we got as part of the Trigon acquisition. They’ve done very well. They sell to other health plans as well. And many of our own plans are now buying from that company.

UNIDENTIFIED SPEAKER: David, Larry, thank you very much. Excellent work. Appreciate it.

LARRY GLASSCOCK: Thank you.

DAVID COLBY: Thank you very much.